Exhibit 99.1

Innate Pharma Highlights Clinical Abstracts Selected for ASCO 2023 Annual Meeting

  Oral presentation on SAR’579 / IPH6101, a potential first-in-class NKp46/CD16-based NK cell engager targeting CD123; SAR’579 / IPH6101 is ANKET® platform lead asset and under development by partner Sanofi
  Two Trial in Progress posters including monalizumab in non-small cell lung cancer, developed in collaboration with AstraZeneca

MARSEILLE, France--(BUSINESS WIRE)--May 3, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today three abstracts including Innate’s product candidates have been accepted for the American Society for Clinical Oncology (ASCO) 2023 Annual Meeting, taking place June 2-6, 2023 in Chicago, IL.

One abstract for SAR’579, currently developed by Sanofi, has been selected for oral presentation. SAR’579 is a potential first-in-class NKp46/CD16-based NK cell engager targeting CD123 using Innate’s proprietary multi-specific antibody format ANKET®.

Two abstracts with monalizumab in non-small cell lung cancer clinical trials led by AstraZeneca have been accepted for trial in progress posters.

ASCO abstract title details:

SAR’579 / IPH6101

Abstract: 7005
Abstract Title: A first-in-human study of CD123 NK cell engager SAR443579 in relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia, or high-risk myelodysplasia.
Session Type/Title: Oral Abstract Session - Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant
Session Date and Time: 6/2/2023, 1:00 PM - 4:00 PM

Monalizumab

Abstract: TPS8610 Poster Bd# 231b
Abstract Title: Phase 3 study of durvalumab combined with oleclumab or monalizumab in patients with unresectable stage III NSCLC (PACIFIC-9).
Session Type/Title: Poster Session – Lung Cancer - Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers
Session Date and Time: 6/4/2023, 8:00 AM EDT

Abstract: TPS8604 Poster Bd# 228b
Abstract Title: NeoCOAST-2: A phase 2 study of neoadjuvant durvalumab plus novel immunotherapies (IO) and chemotherapy (CT) or MEDI5752 (volrustomig) plus CT, followed by surgery and adjuvant durvalumab plus novel IO or volrustomig alone in patients with resectable non-small-cell lung cancer (NSCLC).
Session Type/Title: Poster Session – Lung Cancer - Non-Small Cell Local-Regional/Small Cell/Other Thoracic Cancers
Session Date and Time: 6/4/2023, 8:00 AM EDT

According to ASCO Annual Meeting, full abstracts will become public at 5:00 PM EDT on May 25, 2023. More details about the programs for the ASCO Annual Meetings are available online at www.asco.com

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and licensing agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes IPH6101/SAR’579 (CD123 NK Cell Engager) and IPH6401/SAR’514 (BCMA NK Cell Engager). Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

Under the terms of a new license agreement entered in December 2022, which includes IPH62 (B7-H3 NK Cell Engager) and 2 options, Innate received €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies1.

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About the Innate-AstraZeneca monalizumab agreement:

In October 2018, AstraZeneca obtained full oncology rights to monalizumab by exercising its option under the co-development and commercialization agreement initiated in 2015.

The financial terms of the agreement include potential cash payments up to $1.275 billion to Innate Pharma. Including the $50 million payment triggered by dosing the first patient in the Phase 3 PACIFIC-9 clinical trial, Innate Pharma has received $450 million to date.

For any commercialized oncology indication, AstraZeneca will book all sales revenue and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive 50% share of the profits and losses in the territory. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation of Innate’s financial commitment.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

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1 André et al, Cell 2018

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

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Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
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